

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Adam Felesky
Chief Executive Officer
Portage Fintech Acquisition Corporation
280 Park Avenue, 3rd Floor
New York, NY 10017

      Re: Portage Fintech Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted April 6, 2021
           CIK No. 0001853580

Dear Mr. Felesky:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 6, 2021

Summary
Our Company, page 2

1.   We note your disclosure that your sponsor is an "ecosystem partner" of Portage Ventures. Please describe the meaning of "ecosystem partner" in this context.

Management, page 114

2.   We note your disclosure that you expect to reimburse your sponsor for the compensation expenses related to three individuals dedicated to the SPAC in an amount equal to $900,000 per year, in the aggregate, for services rendered to you. We also note your disclosure that this includes $450,000 per year to your chief financial officer. We note

that these payments are atypical in comparison to other blank check companies. Please revise to highlight this fact, and provide additional detail regarding the services that these individuals are required to provide. Clarify whether your chief financial officer will also be eligible for the reimbursement of any out-of-pocket expenses incurred in connection with activities on your behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, please file any related services agreement with your chief financial officer as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Principal Shareholders, page 125

3.   Please expand the disclosure in footnote (3) to identify the natural persons who serve as directors of PFTA GP.

    You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Yee